UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 3, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT MOAB KHOTSONG

Johannesburg, Wednesday, 3 June 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that the body of an employee has been found underground at the Company’s Moab Khotsong mine near Orkney in South Africa’s North West province.

The employee was reported missing at the end of the day shift yesterday and an intensive search was begun.

Harmony CEO Peter Steenkamp has extended his personal condolences, and those of the Company, to family, colleagues and friends.

He has committed Harmony’s full support and co-operation to the official investigation.

“We are reinforcing across our operations the key elements of our safety journey - leadership, risk management and attainment of a proactive safety culture,” Mr Steenkamp said.

Ends.

For more details contact:

Sihle Maake
Group Communications Manager
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

3 June 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 3, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director